Exhibit 8.1

List of Subsidiaries and Consolidated Entities of KongZhong Corporation, as of March 31, 2007

Name of the Subsidiaries	State or Jurisdiction of Incorporation
KongZhong Information Technologies (Beijing) Co., Ltd.	People’s Republic of China
Beijing AirInbox Information Technologies Co., Ltd.	People’s Republic of China
Beijing Boya Wuji Technologies Co., Ltd.	People’s Republic of China
Beijing Wireless Interactive Network Technologies Co., Ltd.	People’s Republic of China
Tianjin Mammoth Technology Co., Ltd.	People’s Republic of China
KongZhong (China) Co., Ltd.	People’s Republic of China
Beijing Chengxitong Information Technology Company Limited	People’s Republic of China
Anjian Xingye Technology (Beijing) Company Limited	People’s Republic of China
Beijing Xinrui Network Technology Company Limited	People’s Republic of China